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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                         Commission File Number 0-27029

                           NOTIFICATION OF LATE FILING

(Check One:) [ ] Form 10-K    [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
[ ] Form N-SAR
                       For Period Ended: DECEMBER 31, 2002

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
    For the Transition Period Ended: ________________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: RSTAR CORPORATION

Former name if applicable:

Address of principal executive office: 1560 SAWGRASS CORPORATE PARKWAY,
                                       SUITE 200
                                       SUNRISE, FLORIDA  33323

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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                  (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without
                           unreasonable effort or expense;
|X|               (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K or Form
                           N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached, if applicable.
                           INAPPLICABLE.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         During 2002, rStar Corporation (the "Company") was engaged in a series of previously disclosed complex transactions, including an acquisition of StarBand Latin America (Holland) B.V. (the "Acquisition") from Gilat Satellite Networks Ltd. As a result of the Acquisition, the Company's financial results for the year ended December 31, 2002 will reflect the consolidation of several acquired subsidiaries, all of which are a carve-out of part of the operations of Gilat Satellite Networks Ltd. In addition, the consolidated financial statements of the Company for the year ended December 31, 2002 are presented as a restatement to reflect the Acquisition in a method similar to a pooling of interest.

         The Company's annual report on Form 10-K for the period ended December 31, 2002 could not be filed within the prescribed period because the Company was unable to complete the preparation of certain information critical to filing a timely and accurate report. Such inability could not have been eliminated by the Company without unreasonable effort or expense. The Company intends to file the Form 10-K for the period ended December 31, 2002 on or before April 15, 2003.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  LIOR KADOSH                               (954) 858-1600
                    (Name)                                 (Telephone Number)

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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registration was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              |X| Yes     |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              |X| Yes     |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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RSTAR CORPORATION
(Name of Registrant Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  March 31, 2003                    By: /s/ Lior Kadosh
                                             -----------------------------------
                                             Lior Kadosh
                                             Interim Chief Financial Officer


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         (3) The Company anticipates significant changes in its results of operations from the corresponding period for the last fiscal year as a result of the consolidation of several subsidiaries acquired by the Company from Gilat Satellite Networks Ltd. on August 2, 2002. The acquired subsidiaries were carved out of certain businesses formerly operated by Gilat Satellite Networks Ltd. In addition, the consolidated financial statements of the Company for the year ended December 31, 2002 are presented as a restatement to reflect the Acquisition in a method similar to a pooling of interest.



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